FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2004

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

DECLARES CASH DIVIDEND OF US$0.16 PER SHARE OR ADS

(Lima, Peru, March 26, 2004) - Compañía de Minas Buenaventura S.A.A. ("Buenaventura") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today that the following resolutions were passed at Buenaventura's Annual General Shareholders' meeting held on March 26, 2004:

  Approval of the annual report and financial statements as of December 31, 2003.

  The appointment of Medina, Saldivar, Paredes & Asociados, members of Ernst & Young International, as External Auditors for fiscal year 2004.

  The declaration of a cash dividend of US$ 0.16 per share or ADS, to be paid on April 23, 2004, to shareholders of record on April 15, 2004. The ex-dividend date is April 13, 2004.

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly-owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a joint venture with Newmont Mining Corporation) and is one of the top ten precious metal producers in the world.

Compañia de Minas Buenaventura S.A.A. is Peru's largest 'precious metals mining company and a major holder of mining rights in Peru. The company focuses on exploration and production through its wholly-owned mines, as well as through its participation in joint explorations projects. Buenaventura, including its significant ownership interest in Minera Yanacocha S.R.L., Latin America's largest producer of Gold, is among the Ten Top precious metals producers in the world. Compañia de Minas Buenaventura S.A.A. trades on the NYSE under the symbol BVN.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: March 26, 2004